787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

October 19, 2015

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Funds

Post-Effective Amendment No. 67 to the Registration Statement Filed on October 15, 2015

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in telephone conversations with Ryan Brizek of Willkie Farr & Gallagher LLP on October 19, 2015.  The Amendment contains the prospectuses and statement of additional information for the Aberdeen Multi-Manager Alternative Strategies Fund (“Fund I”) and Aberdeen Multi-Manager Alternative Strategies Fund II (“Fund II”) (each, a “Fund” and together, the “Funds”), each a new series of the Registrant.  The prospectuses and statement of additional information (“SAI”) that were filed in the Amendment will be incorporated by reference in the registration statement on Form N-14 relating to the proposed reorganizations of (i) Arden Alternative Strategies Fund, a series of Arden Investment Series Trust (the “Arden Trust”), into Fund I, and (ii) Arden Alternative Strategies II, a series of the Arden Trust, into Fund II (each, a “Reorganization” and together, the “Reorganizations”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Prospectus Comments

Unless otherwise specified, each comment and response below applies to each Fund’s prospectus.  Singular references to the term “Fund” apply to both Funds unless otherwise specified.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 1:                                                     Please confirm that once effective each Fund’s prospectus and the SAI that were filed in the Amendment will not be used by the Fund in connection with the sale of its shares (other than in connection with the use of the Registrant’s registration statement on Form N-14 to be used in connection with the Reorganizations) unless and until the closing of the applicable Reorganization.

Response:                                                                                        The Registrant confirms that each Fund’s prospectus and the Funds’ SAI will not be used by a Fund in connection with the sale of its shares (other than the incorporation by reference of each prospectus and the SAI in the Registrant’s registration statement on Form N-14 to be used in connection with the Reorganizations) unless and until the closing of the applicable Reorganization.

Comment No. 2:                                                     Please move the Acquired Fund Fees and Expenses line in the Fee Table below the Total Other Expenses line and above the Total Annual Fund Operating Expenses line.  See Instruction 3(f) to Item 3 of Form N-1A.

Response:                                                                                        The requested change will be made in a filing pursuant to Rule 497(c) under the Securities Act of 1933 (the “Rule 497 Filing”).

Comment No. 3:                                                     Please revise Comment 7 and the related Response from your letter dated October 15, 2015 (the “October 15 Letter”) responding to the Staff’s comments to Post-Effective Amendment No. 65 to the Registrant’s registration statement filed on October 15, 2015 to delete references to Acquired Fund Fees and Expenses.

Response:                                                                                        Comment 7 and the related Response in the October 15 Letter are amended and restated as follows:

Comment No. 7:                                                     In the fee table, please confirm that “Dividend and Interest Expenses on Short Positions” is a sub-category beneath “Other Expenses.”

Response:                                        The fee table has been modified so that “Dividend and Interest Expenses on Short Positions” is now a sub-category under “Other Expenses.”

Comment No. 4:                                                     In the Fee Table footnote on the Expense Limitation Agreement, please clarify the meaning of the phrase “indefinite period.”

Response:                                                                                        The requested change will be made in the Rule 497 Filing to add the parenthetical “(i.e., into perpetuity)” after the statement that the contractual limitation will remain in effect for an indefinite period and prior to the statement unless sooner terminated at the sole discretion of the Board.

Comment No. 5:                                                     In the Principal Investment Strategies section, please clarify that the 10% limitation on investments in Underlying Funds will include investments made by a Subsidiary or Trading Entity.

Response:                                                                                        The requested change will be made in the Rule 497 Filing to revise the relevant sentence to state: “The Fund may invest up to 10% of its assets (either directly or indirectly through investments made by a Subsidiary or Trading Entity (as defined below)) in hedge funds, funds traded publicly on foreign exchanges, and, to a lesser extent, affiliated and unaffiliated open-end and closed-end registered investment companies, other than money market mutual funds (“Underlying Funds”).”

Comment No. 6:                                                     In the Principal Investment Strategies section, please clarify that Trading Entities will be managed by a Sub-Adviser and Underlying Funds will be managed by third-party managers.

Response:                                                                                        The requested change will be made in the Rule 497 Filing to revise the relevant sentence to state: “Any Subsidiary will be advised by the Adviser and may invest its assets in limited liability companies or other business entities (each, a “Trading Entity” and collectively, the “Trading Entities”) or Underlying Funds, the trading of each of which will be managed on a discretionary basis by a Sub-Adviser or a different third-party manager, respectively, typically a commodity trading advisor (a “Trading Advisor”) pursuant to such Trading Advisor’s commodity-related investment program (a “managed futures program”).”

Comment No. 7:                                                     In the narrative explanation accompanying the performance bar chart and table, please disclose information about the additional indices.  See Instruction 2(b) to Item 4 of Form N-1A.

Response:                                                                                        The requested change will be made in the Rule 497 Filing to clarify that the table compares the Fund’s average annual total returns to the returns of a broad-based securities index, “and additional indices showing the returns of the equity and fixed income markets.”

Comment No. 8:                                                     In the SAI, please clarify that the limitation on investing more than 15% of the Fund’s total assets in CLOs, hedge funds and private equity funds also applies to investments made through a Subsidiary or a Trading Entity

Response:                                                                                        The requested change will be made in the Rule 497 Filing to revise the relevant sentence to state: “The Fund will not invest more than 15% of its total assets (either directly or indirectly through investments made by a Subsidiary or Trading Entity) in CLOs, hedge funds and private equity funds.”

Comment No. 9:                                                     Please compare the disclosure under the “Organization and Management of Wholly-Owned Subsidiaries” sub-heading in the SAI to Item 17 of Form N-1A and revise accordingly.

Response:                                                                                        The Registrant has reviewed this disclosure and changes will be made to this section in the Rule 497 Filing in light of this review.

Comment No. 10:                                              Please confirm that the responses in this letter will be reflected in the Rule 497 Filing.

Response:                                                                                        The Registrant confirms that the responses in this letter will be reflected in the Rule 497 Filing.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:                                Lucia Sitar, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP